Exhibit 99.1
September 6, 2011
Mr. Kenneth Shubin Stein
Chairman of the Board
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, CA 91311
Members of the Board of Directors:
     As you are aware, the undersigned (which collectively are beneficial owners, through various trusts and other entities, of approximately 5.37% of the outstanding shares of common stock (the “Common Stock”) of MRV Communications, Inc. (the “Company”)) sent a letter (the “June Letter”) to the Company’s board of directors (the “Board”) on June 29, 2011 expressing their support in demanding that the Company immediately declare and pay a special cash dividend to its stockholders of up to $120 million.
     In the weeks following delivery of the June Letter, the undersigned (and/or their representatives) had conversations with certain members of the Board regarding the content thereof. During such conversations, the undersigned (and/or their representatives) and such members of the Board agreed that it would be in the best interests of the Company and its stockholders for the Company to declare and pay a special cash dividend to its stockholders and to immediately re-configure the Board in order to avoid a lengthy and costly proxy fight. The undersigned (and/or their representatives) have continually requested that there should be a subsequent meeting between the entire Board and significant stockholders of the Company to discuss the implementation of the foregoing. To date, no steps have been taken to convene such a meeting.
     We write this letter to strongly urge the Board to promptly convene such a meeting and to alert the Company that, if it fails to take actions which are in the best interests of stockholders, we may explore our options, including, among other things, seeking representation on the board of directors.
Sincerely,
Lloyd I. Miller, III           Karen Singer

cc:	Dilip Singh
Charles M. Gillman
Joan Herman
Michael E. Keane
Michael J. McConnell
Igal Shidlovsky
Philippe Tartavull